March 30, 2026

Matthew B. Steele
Chief Executive Officer
Battalion Oil Corporation
820 Gessner Road, Suite 1100
Houston, Texas 77024

       Re: Battalion Oil Corporation
           Registration Statement on Form S-3
           Filed March 23, 2026
           File No. 333-294534
Dear Matthew B. Steele:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    David S. Bakst, Esq.